

Открытое акционерное общество энергетики и электрификации

# САМАРАЭНЕРГО

443100, г. Самара, ул. Маяковского 15, телетайп 714 166 СВЕТ, тел. 39-63-59, факс 42-43-94

Join - stock company **SAMARAENERGO**

15 Maiakovskogo str. 443100, Samara, Russia, p. (8462) 39-63-59, fax 42-43-94, type 714 166 СВЕТ

от 14.05.2003 № 104-259/2480
на №

**12g3-2(b)**
**File# 82-4708**


03024845

**Securities and Exchange Commission**
**Division of International Corporate Finance**
**Room 3094(3-6)**
**450 Fifth Street, N.W.**
**Mail Stop 3-9**
**Washington, D.C. 20549**
**U.S.A.**



**Re: Exemption No.: 82-4708**

**Dear Sirs,**

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Announcement about General Annual Shareholders Meeting which was published in "Rossiyskaya Gazeta". The Meeting is to be held on June 16, 2003.

Sincerely,



V.V. Nikonov
Director for corporate policy
and property management

dlw 7/29

## Dear Shareholder!

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» (Russia, 443100, Samara, Ul. Mayakovskogo, 15) inform about the General Annual Shareholders Meeting for summing up results of 2002, convening in form of mutual attendance of shareholders.

The Meeting will be convened on June 16, 2003 at 12.00 a.m. (local time) at the following address: Russia, Samara, Ul. Mayakovskogo, 15. The registration will begin at 10.00 a.m. To be registered You will need a passport and a letter of attorney (for shareholders representatives).

***Meeting agenda:***

1. *About confirmation of the Annual Account for 2002, balance sheet, account of profit and losses.*
2. *About distribution of profit and losses of Company by results of 2002 accounting year.*
3. *About dividend payment (declaration) for results of 2002.*
4. *About Board of Directors election.*
5. *About election of members of Revision Commission.*
6. *About confirmation of external auditor.*
7. *About entering of changes and additions to the JSC «Samaraenergo» Charter.*
8. *About confirmation of new wording of Regulation of General Shareholders Meeting preparing and holding order.*
9. *About payment fees and compensations to members of Board of Directors.*

You can familiarize youself with the agenda materials during the period from May 27, 2003 till June 16, 2003, (besides weekends and holidays) from 10 a.m. to 5 p.m. (local time) at the following addresses:

- Russia, Samara, Ul. Mayakovskogo, 15, room 425;
- Russia, Samara, Ul. Polevaya,5, Samara Branch of "The Central Moskow Depositary";
- Russia, Moscow, Ul. Olkhovskaya, 22, «The Central Moscow Depositary».

The date of drawing up the list of shareholders who have a right to take part in General Annual Meeting is May 2, 2003. Meeting advertisements and Election Bulletins will be sent to shareholders till May, 27, 2003.

**A possibilty of voting in absentia is provided for our numerous shareholders convenience. To vote in absentia You must leave unlined the chosen voting variants in enclosed Bulletins, sign the Bulletin and send it by post or bring personally at the following addresses:**

- **Russia, Moscow, Ul. Olkhovskogo, 22, «The Central Moscow Depositary»;**
- **Russia, Samara, Ul. Mayakovskogo, 15, JSC "Samaraenergo".**

**Only Bulletins received thro June,13, 2003 will be allowed to summarizing the voting results.**

**If an attorney or representative of a shareholder is going to vote by post, he must enclose a letter o attorney or its legalized copy to Voting Bulletins.**

Information telephones:

- JSC "Samaraenergo" – (8462) 79-63-28, 79-61-33,
- "The Central Moskow Depositary" – (095) 264-44-23,
- Samara Branch of "The Central Moscow Depositary" – (8462)35-68-94.

***JSC "Samaraenergo" Board of Directors***

***Note:** If a shareholder is going to come to the General Meeting personally or send his representative, he must take voting bulletins received by post (or serve it to his representative). The person, whose bulletins were received by Company not later than 2 days before the date of the Meeting, has a right to take part in the Meeting.*